April 26, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Russell Mancuso, Branch Chief

Re:    Integrated Device Technology, Inc.
Form 10-K for the fiscal year ended April 3, 2011, filed May 31, 2011
Response letters dated March 30, 2012 and April 11, 2012
File No. 000-12695

Dear Mr. Mancuso:

We are in receipt of your comment letter dated April 13, 2012 with respect to the above-referenced filings of Integrated Device Technology, Inc. (“IDT”, “we”, “us”).

We understand that the purpose of your review is to assist IDT in complying with applicable disclosure requirements and to enhance the overall disclosure in our filings.  We appreciate having the benefit of your comments.  Where appropriate, we have provided the supplemental information you requested, and our additional comments.  For ease of reference, we have included your original comments along with our responses.

Form 10-K for the Fiscal Year Ended April 3, 2011

Results of Operations, page 26

1.
Staff's Comment: Please expand your response to prior comment 1 to provide us the three-year revenue history of the three groups that accounted for more than 10% of your revenue and to identify each of those groups. Also tell us whether each of those groups generate similar margins. It continues to be unclear whether you provide required information for investors to understand the significance to your business of each of the types of products you describe in your “Business” section, the trends you are experiencing with regard to the significant products, and nature of the “shift in the mix of products sold” that you say affected your gross margin. Please expand your response to prior comment 1 to confirm whether any of these types of products that you identify in italics on pages 4 through 7 of your Form 10-K accounted for more than 10% or more of your revenue during any of the last three fiscal years.

Our Response:

During the fiscal years ended April 3, 2011, March 28, 2010 and March 29, 2009, three of the product market groups described in our “Business” section accounted for greater than 10% of total revenue. A summary of product market group revenues greater than 10% of total revenues is as follows:

(as a percentage of total revenues)	Fiscal 2011	Fiscal 2010	Fiscal 2009
Communications:
Communication Clocks	17%	16%	13%
All others less than 10% individually	30%	30%	31%
Total Communications	47%	46%	44%
Computing and Consumer:
Consumer and PC Clocks	24%	28%	27%
Memory Interface Products	15%	14%	22%
All other less than 10% each	14%	12%	7%
Total Computing and Consumer	53%	54%	56%
Total	100%	100%	100%

The impact on gross margin due to product mix shifts for the product market groups which accounted for greater than 10% of total revenues was individually less than 1% for the fiscal years ended April 3, 2011 and March 28, 2010.

Currently our product offerings include over 15,000 individual products which we have grouped into 43 market groups and further aggregated into our two reportable segments, the Communications segment and the Computing and Consumer segment. Product gross margins percentages for individual product and product market groups can vary based on many factors including, but not limited to:

•	The availability of wafer processing capacity and product specific costs

•	The availability of and cost of package specific assembly subcontract capacity and related raw materials

•	Competitive pricing pressures

•	Production difficulties and interruptions caused by our complex manufacturing and logistics operations

•	Availability and costs of raw materials

•	Product specific production yield issues

•	Difficulty in predicting customer product requirements which could result in excess and obsolete inventory write-offs

•	The stage of the product within its life cycle

In the aggregate, products within the Communications segment have historically generated higher gross margin percentages than products within the Computing and Consumer segment. Gross margins percentages for the product market groups which represented more than 10% of net revenues for fiscal 2011, 2010 and 2009 are consistent with our expectations for the reportable segments in which they have been aggregated.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in our filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, you may contact Maciej Kurzymski, Corporate Controller at (408)-284-4553 or me at (408)-284-8491

Sincerely,

INTEGRATED DEVICE TECHNOLOGY, INC.

/S/ Richard D. Crowley, Jr.
Richard D. Crowley, Jr.
Vice President, Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:
Ted Tewksbury, President and Chief Executive Officer
Gordon Parnell, Chairman of the Audit Committee
Tye Thorson, PricewaterhouseCoopers LLP